UNIVEST SECURITIES, LLC

75 Rockefeller Plaza, Suite 1803

New York, NY, 10111

June 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ALE Group Holding Limited

Post-Effective Amendment to Registration Statement on Form F-1

File No. 333-239225 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC hereby joins ALE Group Holding Limited in requesting that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced Post-Effective Amendment to Registration Statement on Form F-1, as amended, so as to become effective on Thursday, June 30, 2022, at 4:00 PM EDT, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	Chief Executive Officer